FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 333-101591

Gerdau AmeriSteel Corporation

5100 W. Lemon Street
Suite 3100
Tampa, Florida
33609
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES
EX-99.1 Management Discussion & Analysis
EX-99.2 June 30, 2003 Financial Statements

EXHIBIT LIST

Exhibit	Description

99.1	Management Discussion and Analysis
99.2	Financial Statements for the fiscal quarter ended June 30, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: October 22, 2003

GERDAU AMERISTEEL CORPORATION

By:	/s/ Tom Landa

Name: Title:	Tom Landa Vice President, Finance, Chief Financial Officer and Secretary